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                             February 3, 2023

       Joseph Richard Moran
       Chief Executive Officer
       Blue Chip Capital Group Inc.
       269 South Beverly Drive     Suite 373
       Beverly Hills, CA 90212

                                                        Re: Blue Chip Capital
Group Inc.
                                                            Amendment No. 4 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
31, 2023
                                                            CIK No. 0001932213

       Dear Joseph Richard Moran:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 4 to Draft Registration Statement on Form S-1

       General

   1. Please be advised that we are deferring review of your amendment submitted January 31,
                                                        2023, as it is not
substantially complete. For example:
                                                            Please update to
include unaudited interim financials for the period ended November
                                                            30, 2022. If you
omitted interim financial statements in reliance on section 71003 of the Fixing
America's Surface Transportation Act (FAST Act), and our guidance in Question 1 in
the FAST Act C&DIs issued on August 17, 2017, advise us in
                                                            writing;
                                                            Please update
Management   s Discussion and Analysis, specifically in the Forward-
 Joseph Richard Moran
Blue Chip Capital Group Inc.
February 3, 2023
Page 2
              Looking Statements on page 25, to correct periods presented; and
                Please update Item 4 (Controls and Procedures) to reflect the correct periods presented.

        You may contact David Irving at (202) 551-3321 or Sharon Blume, Accounting Branch
Chief, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or David Lin at (202) 551-
3552 with any other questions.



FirstName LastNameJoseph Richard Moran                         Sincerely,
Comapany NameBlue Chip Capital Group Inc.
                                                               Division of
Corporation Finance
February 3, 2023 Page 2                                        Office of
Finance
FirstName LastName